Exhibit 1

Pulmonary Fibrosis Foundation to Fund Further Therapeutic
Evaluation Studies for Compugen-Discovered Drug Candidate

Potential use of CGEN-25009 for treatment of idiopathic pulmonary fibrosis previously demonstrated in animal disease model

Studies to be undertaken at the University of Pittsburgh School of Medicine and the
Dorothy P. and Richard P. Simmons Center for Interstitial Lung Disease

Tel Aviv, Israel, and Chicago, Illinois, October 12, 2011 --- Compugen Ltd. (NASDAQ: CGEN) and the Pulmonary Fibrosis Foundation announced today that the Pulmonary Fibrosis Foundation will provide a grant to scientists at the University of Pittsburgh Dorothy P. and Richard P. Simmons Center for Interstitial Lung Disease to independently evaluate the therapeutic potential of CGEN-25009 for the treatment of idiopathic pulmonary fibrosis (IPF), a devastating disease with no current effective treatment and which is estimated to affect more than five million people worldwide.

CGEN-25009, a novel peptide agonist of the relaxin receptor, was discovered during the validation stage of Compugen’s GPCR Peptide Ligand Discovery Platform. As already announced by Compugen, studies conducted by Professor Daniele Bani, a world expert in the field of relaxin and fibrotic diseases from the University of Florence (Italy), previously demonstrated the therapeutic effect of CGEN-25009, leading to robust reduction of the fibrotic tissue in the lungs of mice induced with pulmonary fibrosis. The results of Professor Bani's studies conducted with CGEN-25009 were recently published in the Journal of Pharmacology and Experimental Therapeutics.

Substantial worldwide research efforts have recently demonstrated that the natural peptide hormone relaxin, in addition to its historical role as the “pregnancy hormone”, is multi-functional and affects a range of tissues. Known to activate the LGR7(RXFP1) G protein-coupled receptor, the diverse and vital roles of relaxin include protective cardiovascular and anti-fibrotic activity, and roles in reproductive health, wound healing, fertility and ageing.

“Our experiments are designed to further establish the anti-fibrotic properties of CGEN-25009 in multiple animal models of fibrosis, to elucidate the mechanism of CGEN-25009‘s anti-fibrotic effects, and to prioritize potential biomarkers for the study of CGEN-25009 in patients with idiopathic pulmonary fibrosis,” said study leader Dr. Daniel Kass, Assistant Director for Novel Therapeutics and Translational Research at the Simmons Center.

“It is exciting that patient advocacy groups such as the Pulmonary Fibrosis Foundation are spearheading the effort to enhance collaborations between industry and academia in finding the cure for IPF,” said co-investigator and Simmons Center director Dr. Naftali Kaminski, Professor of Medicine, Pathology, Human Genetics and Computational Biology. “This effort could generate significant insights that will potentially change our understanding and management of lung fibrosis.”

Dr. Dan Rose, President and Chief Executive Officer of the Pulmonary Fibrosis Foundation, added, “Our Foundation is very excited to be able to fund these important next steps in the therapeutic evaluation of this very promising discovery.  We hope that these efforts will lead to a follow-up collaborative development program and ultimately to an effective treatment for this devastating disease.”

“Compugen is very enthusiastic regarding this collaboration designed to further evaluate CGEN-25009, an attractive product candidate with potential use not only in fibrosis, a key unmet medical need, but also in other clinical indications, such as labor complications, infertility and heart failure,” said Dr. Anat Cohen-Dayag, Compugen’s president and CEO. “As previously disclosed, Compugen is focusing its discovery and development efforts towards addressing unmet medical needs in the fields of oncology and immunology through the use of novel protein and antibody therapeutics.  However, our underlying predictive discovery capabilities are broadly applicable and as part of the development and validation activities associated with establishing these capabilities, a number of very promising discoveries were made in other areas of medical need, both therapeutic and diagnostic.  Therefore, although our primary business development efforts are directed towards our oncology and immunology Pipeline Program and "discovery on demand" activities, we are now in various discussions for arrangements with other organizations to advance certain of these earlier discoveries, including a number of promising novel peptides, largely without the need for further Compugen financial resources, such as the collaboration being announced today.”

About Idiopathic Pulmonary Fibrosis
Idiopathic pulmonary fibrosis (IPF) is a progressive disease characterized by scarring of the lung parenchyma leading to severely compromised gas exchange and ultimately to respiratory failure. Despite a significantly  improved understanding of the molecular and cellular mechanisms of this disease, the prognosis is still poor, with a median survival of 3 years  from the onset of symptoms. There is no known effective treatment, other than, in certain cases, lung transplantation. IPF is estimated to affect more than five million people worldwide.

About the Pulmonary Fibrosis Foundation
The mission of the Pulmonary Fibrosis Foundation (PFF) is to help find a cure for idiopathic pulmonary fibrosis (IPF), advocate for the pulmonary fibrosis community both locally and in Washington, D.C., promote disease awareness, and provide a compassionate environment for patients and their families. Its agenda includes:

▪	substantially increasing funding for IPF research and assisting in creating partnerships between the academic research community and the biotech industry to drive new treatments;

▪
fostering collaboration in the clinical community to share information and ideas, starting with the creation of an annual “IPF Summit” beginning in 2011, to improve channels of communication between researchers;

▪	sponsoring a series of web-based educational seminars (“webinars”) to bring the latest information and research to patients and families more efficiently;

▪	establishing a National Affiliate Program to allow the PFF to reach new communities, grow its patient outreach capabilities, and expand its fundraising, advocacy, and disease awareness efforts;

▪	strongly advocating for the IPF community both locally and nationally;

▪	aggressively pursuing an increase in public awareness through a series of public service announcements, social networking, and traditional media exposure.

About Compugen
Compugen is a leading therapeutic product candidate discovery company, currently focused on biologics-based therapy to address important unmet needs in the fields of immunology and oncology, either for Compugen or its partners. Unlike traditional high throughput trial and error experimental based drug candidate discovery, Compugen’s discovery efforts are based on systematic and continuously improving in silico (by computer) product candidate prediction and selection followed by experimental validation, with selected product candidates being advanced in its Pipeline Program to the pre-IND stage. Compugen’s in silico predictive models utilize a broad and continuously growing infrastructure of proprietary scientific understandings and predictive platforms, algorithms, machine learning systems and other computational biology capabilities.  The Company’s business model primarily involves collaborations covering the further development and commercialization of Compugen-discovered product candidates and various forms of “discovery on demand” arrangements, in both cases providing Compugen with potential milestone payments and royalties on product sales or other forms of revenue sharing. In 2002, Compugen established an affiliate, Evogene Ltd. (www.evogene.com) (TASE: EVGN.TA), to utilize certain of the Company's in silico predictive discovery capabilities in agricultural biotechnology. For additional information, please visit Compugen's corporate website at www.cgen.com.

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may”, “expects”, “anticipates”, “believes”, and “intends”, and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading “Risk Factors” in Compugen's annual reports filed with the Securities and Exchange Commission.

Company contact:
Tsipi Haitovsky
Global Media Liaison
Compugen Ltd.
Email: tsipih@netvision.net.il
Tel: +972-525-989892